SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

08 August, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 08 August, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Block Listing Six Monthly Return
6% U
nsecured
C
onvertible
Loan N
otes

Lon
don, UK; Brentwood, TN, US:
8 August
 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care an
d cancer,
in accordance with Listing Rule 3.5.6, notifies the following details in respect of
a
 block listing for
the Company's
6% Unsecured Convertible Loan Notes:

Name of applicant :		Protherics PLC
Name of scheme:		Block Listing in respect of 6% Unsecured Convertible Loan Notes
Period of return:	From:	9 February 2008	To:	8 August 2008
Balance of unallotted securities under scheme from previous return :		8,430,060 Ordinary Shares (Loan Notes to the value of £2,107,515)
The amount by which the block scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		292,388 Ordinary Shares (Loan Notes to the value of £ 73,097 )
Balance under scheme not yet issued/allotted at end of period		8,137,672 Ordinary Shares (Loan N otes to the value of £ 2,034,418 )
Number and class of securities originally listed and the date of admission		17,092,476 Ordinary Shares (Loan Notes to the v alue of £4,273,119 ) admitted on 8 February 2005
Total number of securities in issue at the end of the period		342,159,034 Ordinary Shares

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visi
t
www.protherics.com